Exhibit 12. Statement re computation of ratios

TORCHMARK CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Pre-tax earnings	$830,648	$772,235	$766,187	$784,677	$755,315
Fixed charges	86,659	85,497	78,860	77,515	81,807
Earnings before fixed charges	$917,307	$857,732	$845,047	$862,192	$837,122

Fixed charges:
Interest expense (1)	$83,501	$82,153	$75,286	$74,862	$79,187
Amortization of bond issue costs	1,031	1,192	1,356	1,264	1,274
Estimated interest factor of rental expense	2,127	2,152	2,218	1,389	1,346
Total fixed charges	$86,659	$85,497	$78,860	$77,515	$81,807

Ratio of earnings to fixed charges	10.6	10.0	10.7	11.1	10.2

Earnings before fixed charges	$917,307	$857,732	$845,047	$862,192	$837,122
Interest credited for deposit products	61,039	62,503	65,172	68,718	70,555
Adjusted earnings before fixed charges	$978,346	$920,235	$910,219	$930,910	$907,677

Fixed charges	$86,659	$85,497	$78,860	$77,515	$81,807
Interest credited for deposit products	61,039	62,503	65,172	68,718	70,555
Adjusted fixed charges	$147,698	$148,000	$144,032	$146,233	$152,362

Ratio of earnings to fixed charges including interest credited on deposit products as a fixed charge	6.6	6.2	6.3	6.4	6.0

Rental expense	$6,446	$6,520	$6,722	$4,210	$4,079

Estimated interest factor of rental expense (33%)	2,127	2,152	2,218	1,389	1,346

(1) There was no interest capitalized in any period indicated.